Exhibit 99.2

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2021	2020

ASSETS
Cash and cash equivalents	$461,010	$664,605
Prepaid expenses and other current assets	5,415,869	5,420,916
Total current assets	5,876,879	6,085,521
Property and equipment, net	12,004	19,320
Intangible assets, net	9,373	10,113
Operating lease right-of-use assets	79,249	-
Total assets	$5,977,505	$6,114,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$1,598	$4,974
Accrued expenses and other payables	1,973,992	1,819,544
Due to related parties	830,054	597,826
Operating lease liabilities, current	53,625	-
Total current liabilities	2,859,269	2,422,344
Operating lease liabilities, non-current	25,624	-
Total liabilities	2,884,893	2,422,344

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,356,290 and 21,356,290 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	21,356	21,356
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 7,100,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	7,100	7,100
Additional paid-in capital	8,368,266	8,368,266
Retained earnings	(5,455,640)	(4,947,815)
Accumulated other comprehensive income	151,530	243,703
Total shareholders’ equity	3,092,612	3,692,610
Total liabilities and shareholders’ equity	$5,977,505	$6,114,954

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For The Six Months Ended June 30,
	2021	2020

Revenues
Revenues	$-	$8,449
Total Revenues	-	8,449
Cost of Revenues
Cost of revenues	-	19,749

Gross profit	-	(11,300)

Operating expenses
Selling, general & administrative expenses	480,495	491,593
Research and development expenses	22,505	31,348
Total operating expenses	503,000	522,941

Loss from operations	(503,000)	(534,241)

Other income (expenses)
Other income	177	2,677
Other expenses	(5,002)	-
Total other income (expenses)	(4,825)	2,677

Loss from continuing operations before provision of income taxes	(507,825)	(531,564)
Provision for income taxes expenses	-	-

Net loss from continuing operations	(507,825)	(531,564)

Discontinued operations
Loss from discontinued operations, net of income tax	-	(127,478)
Loss from discontinued operations, net of income tax	-	(127,478)

Net loss	$(507,825)	$(659,042)

Comprehensive loss
Net loss	$(507,825)	$(659,042)
Other comprehensive income
Foreign currency translation adjustment	(92,173)	40,824
Total comprehensive loss	$(599,998)	$(618,218)

(Loss) earnings per common share
Continuing operations - Basic and Diluted	$(0.02)	$(0.02)
Discontinued operations - Basic and Diluted	-	(0.01)

Net loss per common share - basic and diluted	$(0.02)	$(0.03)

Weighted average Class A ordinary shares outstanding, basic and diluted	21,356,290	21,426,074

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For The Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(507,825)	$(659,042)
Net loss from discontinued operations, net of tax	-	(127,478)
Net loss from continuing operations	(507,825)	(531,564)

Adjustment to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	8,283	17,030
Changes in operating assets and liabilities:
Prepaid expense and other current assets	2,498	164,310
Accounts payable	(3,376)	3,727
Accrued expenses and other payables	152,233	50,777
Advanced from customers	-	18,549
Net cash used in operating activities from continuing operations	(348,187)	(277,171)
Net cash used in operating activities from discontinued operations	-	(66,907)
Net cash used in operating activities	(348,187)	(344,078)

Cash flows from investing activities
Purchase of property and equipment	-	(795)
Net cash used in investing activities from continuing operations	-	(795)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	-	(795)

Cash flows from financing activities
Proceeds from related parties	152,454	-
Repayments to related parties	(9,707)	-
Net cash provided by financing activities from continuing operations	142,747	-
Net cash used in financing activities from discontinued operations	-	(65,295)
Net cash provided by (used in) financing activities	142,747	(65,295)

Effect of exchange rate changes on cash and cash equivalents	1,845	(68,039)
Net change in cash and cash equivalents	(203,595)	(478,207)
Cash and cash equivalents, beginning of the year	664,605	2,076,569
Cash and cash equivalents, end of the year	461,010	1,598,362
Less cash and cash equivalents of discontinued operations–end of period	-	464,250
Cash and cash equivalents of continuing operations–end of period	$461,010	$1,134,112

Supplemental cash flow information
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-cash investing and financing activities
Expense paid by related party	$3,092	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2020	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$(4,947,815)	$243,703	$3,692,610
Net income						(507,825)		(507,825)
Foreign currency translation adjustment							(92,173)	(92,173)
Balance, June 30, 2021	21,356,290	7,100,000	$21,356	$7,100	$8,368,266	$(5,455,640)	$151,530	$3,092,612

	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Class A Ordinary Share	Class B Ordinary Share	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2019	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$(3,876,167)	$398,471	$11,851,125
Net income						(659,042)		(659,042)
Foreign currency translation adjustment							40,824	40,824
Balance, June 30, 2020	21,791,055	7,100,000	$21,791	$7,100	$15,299,930	$(4,535,209)	$439,295	$11,232,907

The accompanying notes are an integral part of these unaudited consolidated financial statements

AGM GROUP HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

AGM Group Holdings Inc. (“AGM Holdings”) was incorporated on April 27, 2015 under the laws of the British Virgin Islands. AGM Holdings is a holding company and do not own any material assets or liabilities other than holding equity interest of multiple entities and certain cash and cash equivalents.

On May 21, 2015, AGM Holdings incorporated a wholly owned subsidiary, AGM Technology Limited (“AGM HK”) in Hong Kong. AGM HK provides advanced online trading service for financial institutions in Asian areas.

On October 13, 2015, AGM HK incorporated a Chinese limited liability subsidiary, AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly known as Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., for the purpose of being a holding company for the equity interests in China. On October 19, 2020, AGM Holdings also incorporated a wholly owned subsidiary, AGM Tianjin International Financial Leasing Co. Ltd. (“AGM Leasing”) was in China under the laws of PRC.

On November 13, 2015 and September 28, 2016, AGM Tianjin incorporated two wholly owned Chinese limited liability subsidiaries, Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”), and Nanjing Xingaomeng Software Technology Co., Ltd. (AGM Nanjing”), respectively. AGM Nanjing was dissolved under the law of China on May 19, 2020.

On June 14, 2017, AGM Software Service LTD (“AGM Software”) was incorporated under the laws of BVI. AGM Software is a wholly-owned subsidiary of AGM Holdings and its principal activity will be assisting AGM HK in providing our core technology services to customers.

On July 26, 2019, AGM Holdings acquired 100% of Anyi Network Inc. (“Anyi Network”) and its subsidiaries and pay $400,000 in cash and issue an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company, valued at $16.00 per share to the shareholders of Anyi. The total consideration underlying the Share Exchange shall be $8,000,000. Anyi Network was incorporated on September 29, 2017 under the laws of the Cayman Islands. Anyi Network and its subsidiaries (“Anyi”) provide information accounting software technology and services for small and medium enterprises in China.

On December 14, 2020, AGM Holdings sold all the equity interest of Anyi Network by entering into a share purchase agreement with certain buyers, pursuant to which the Company sold to the buyers 100% equity interest in Anyi Network in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of AGM Holdings held by the buyers, valued at $16.00 per share, and payment of $400,000 in cash. The disposition of Anyi Network includes the disposition of the subsidiaries of Anyi Network. See more on Note 5.

On June 17, 2021, AGM HK incorporated a wholly owned Chinese limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”) was in China under the laws of PRC.

AGM Holdings’ subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AGM Technology Limited (“AGM HK”)	May 21, 2015	Hong Kong	100%	Online trading service
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”) formerly Shenzhen AnGaoMeng Financial Technology Service Co., Ltd.	October 13, 2015	China	100%	Holding entity
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	November 13, 2015	China	100%	Software development and provider
Nanjing Xingaomeng Software Technology Co., Ltd. (AGM Nanjing”)	September 28, 2016	China	100%	Software development and provider
AGM Software Service LTD (“AGM Software”)	June 14, 2017	BVI	100%	Core technology service provider
*Anyi Network Inc. (“Anyi Network”)	September 29, 2017	Cayman	100%	Software development and provider
*Anyi Technology Limited (“Anyi Technology”)	October 23, 2017	Hong Kong	100%	Product marketing hub
*Jiangsu AnyiWang Network Technology Co., Ltd. (“Jiangsu AnYiWang”)	November 13, 2017	China	100%	Software development and provider
*Beijing AnyiWang Technology Co., Ltd. (“Beijing AnYiWang”)	January 2, 2018	China	100%	Software development and provider
*Changzhou AnyiWang Network Technology Co., Ltd. (“Changzhou AnYiWang”)	November 27, 2017	China	100%	Software development and provider
*Lianyungang AnyiWang Software Co., Ltd. (“Lianyungang AnYiWang”)	November 20, 2017	China	100%	Software development and provider
*Tongshan Naquan Technology Service Co., Ltd. (“Tongshan Naquan”)	May 3, 2018	China	100%	Software development and provider
*Hubei AnYiWang Network Technology Co., Ltd. (“Hubei AnYiWang”)	March 8, 2018	China	100%	Software development and provider
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	June 17, 2021	China	100%	Semiconductor provider
AGM Defi Lab Ptd Limited (“AGM Defi Lab”)	July 30, 2021	Singapore	100%	Software development and provider
AGM Defi Tech Limited (“AGM Defi Tech”)	August 8, 2021	Hong Kong	100%	Software development and provider

*	Anyi Network and its subsidiaries have been disposed on December 14, 2020 and are classified as discontinued operations retrospectively.

Anyi Network and its subsidiaries are collectively referred to herein as the “Anyi”, unless specific reference is made to an entity. AGM HK, AGM Tianjin, AGM Beijing, AGM Nanjing, AGM Software, and Anyi, are referred to as subsidiaries. AGM Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company” unless specific reference is made to an entity.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The accompanying consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules. The Company included all adjustments that are necessary for the fair presentation of our financial position, results of operations, and cash flows for the periods presented. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in China (“China GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

These unaudited consolidated interim financial statements should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2020 included in our Form 20-F as filed with the SEC. The results of operations and cash flows for the six months ended June 30, 2021 are not necessarily indicative of the results of operations or cash flows which may be reported for future periods or the full fiscal year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts for AGM Holdings and all its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. For the subsidiaries whose functional currencies are Renminbi (“RMB”), results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet balances, with the exception of equity at June 30, 2021 and December 31, 2020 were translated at RMB6.4576 and RMB6.5378 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the six months ended June 30, 2021 and 2020 were RMB6.4682 and RMB7.0312 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and cash equivalents

Cash and cash equivalents are financial assets that are either cash or highly liquid investments with an original maturity term of 90 days or less. At June 30, 2021 and December 31, 2020, the Company’s cash equivalents primarily consist cash in various financial institutions.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other payables, due to related parties, deferred revenue and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses from the receivable amount that cannot be collected. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. In determining these estimates, the Company examines historical write-offs of its receivables and reviews each client’s account to identify any specific customer collection issues.

Management believes that the accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at June 30, 2021 and December 31, 2020. The Company historically has not experienced uncollectible accounts from customers granted with credit sales.

Cost method investment

Investments in which the Company does not have the ability to exercise significant influence and does not have any control (generally 0-20 percent ownership), are accounted for under the cost method of accounting and are included in the long-term assets on the consolidated balance sheets. The Company evaluates its cost method investment whenever events or changes in circumstance indicate that the carrying amounts of such investment may be impaired. If a decline in the value of a cost method investment is determined to be other than temporary, a loss is recorded in the current period.

Equity method investment

Investments in which the Company has the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in the long-term assets on the consolidated balance sheets. Under this method of accounting, the Company’s share of the net earnings or losses of the investee is presented below the income tax line on the consolidated statements of operations. The Company evaluates its equity method investment whenever events or changes in circumstance indicate that the carrying amounts of such investment may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in the current period.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

Property and Equipment	Residual value rate	Useful life
Electronic equipment	5%	3 years
Office equipment	5%	5 years

Business Acquisition

A contingency should be recognized at its acquisition date fair value if that value can be determined. (The guidance in Topic 820 is used to determine fair value). If the acquisition-date fair value of contingency cannot be determined, then an asset or liability is recognized for the contingency if it’s probable at the acquisition date that such asset or liability exists and if its amount is reasonable estimable.

A contingency is not recognized for a contingency in the accounting for a business combination if: a) its fair value cannot be determined and b) the probable and reasonably estimate criteria are not met. Instead, the contingency is disclosed and accounted for subsequent to the acquisition date in accordance with Topic 450.

Pursuant to the Acquisition Agreement, the contingent consideration consisted of compensatory arrangement for services to be performed by the officers of the acquiree, and such amounts are to be determined in the future by both parties; therefore the fair value cannot be determined at the acquisition date. The Company as an acquirer did not recognize a liability at the acquisition date.

Other Intangible Assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent the domain name at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Intangible Asset	Residual value rate	Useful life
AGM domain	0%	10 years

Lease Commitments

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company determined if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and short and long-term lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

As of adoption of ASC 842 and as of January 1, 2019, the adoption did not have an impact on the Company s financial statements as the Company did not commitment any lease that are over twelve months at time of adoption.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.   The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The Company is a software developer, engaging in the development and sale of enterprise application software, including accounting software and ERP software, and the software-related after-sales services in China. Its mission is to provide easy-to use and effective solutions to minimize error, comply with the increasing regulatory complexity, accommodate transactions volumes of businesses of various sizes, and thus streamlining their accounting and finance operations.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sale of the following three items: (1) packaged software products, (2) technical support plans, (3) software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

During the six months ended June 30, 2021 and 2020, the Company derives revenue from the sale of the following three items:

(1)	Retail Software Products

The Company’s packaged software products consist of accounting software, fintech software, trading education software and other online-based management products. Each packaged software product includes a perpetual software license and a one-year technical support plan. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve months period. However, we did not record this revenue stream on our total revenue in fiscal 2021 and 2020 since we discontinued business related to these products. We are continuing to develop retail software products for different industries.

(2)	Technical Support Plans

The Company sells our technical support plan either as a package with our sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve months period.

(3)	Software Customization Services

The Company delivers its software customization services by developing customized features on software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve months period.

The Company reports revenues net of applicable sales taxes and related surcharges.

Costs of Revenues

Our cost of revenues has two components: (1) cost of product revenue, which includes direct costs of software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

Operating Leases

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. Upon adoption of ASU 2016-02 and related standards, operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. The Company also takes into considerations when certain lease contains fair value purchase and termination options with an associated penalty.

The Company reviews all leases for capital or operating classification at their inception. The Company uses its incremental borrowing rate in the assessment of lease classification and define the initial lease term to include the construction build-out period but to exclude lease extension periods. We conduct our operations primarily under operating leases as of adoption of ASC 842 and as of January 1, 2019, the adoption did not have an impact on the Company’s s financial statements as the Company did not commitment any lease that are over twelve months at time of adoption.

Research and Development Expenses

Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade the Company’s services. Research and development expenses of the six months ended June 30, 2021 and 2020 were $22,505 and $31,348, respectively.

Income Taxes

The Company is governed by the Income Tax Law of China, Inland Revenue Ordinance of Hong Kong and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Act has caused the Company’s deferred income taxes to be revalued. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. Pursuant to the guidance within SEC Staff Accounting Bulletin No. 118 (“SAB 118”), as of December 31, 2017, the Company recognized the provisional effects of the enactment of the Act for which measurement could be reasonably estimated. Since the Company has provided a full valuation allowance against its deferred tax assets, the revaluation of the deferred tax assets did not have a material impact on any period presented. The ultimate impact of the Act may differ from these estimates due to the Company’s continued analysis or further regulatory guidance that may be issued as a result of the Act.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of June 30, 2021 and December 31, 2020, the Company had uncertain tax positions accrued, and will continue to evaluate for uncertain positions in the future.

Value Added Tax

The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of China’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Comprehensive Income

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income, its components and accumulated balances. Components of comprehensive income include net income and foreign currency translation adjustments. For the six months ended June 30, 2021 and 2020, the only component of accumulated other comprehensive income was foreign currency translation adjustments.

Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, transaction monetary assets held for clients, mark to market assets for open trading positions, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the net earnings and financial position.

Earnings per Ordinary Share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, we have not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

Note 3 - GOING CONCERN

Substantial doubt about the Company’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Our current operating results indicate that substantial doubt exists related to the Company’s ability to continue as a going concern. Management’s plans include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings, and restructure on-going operations to eliminate inefficiencies to raise cash balance in order to meet its anticipated cash requirements for the next twelve months from the date of this report. However, we cannot predict, with certainty, the outcome of our actions to generate liquidity, including the availability of additional debt financing, or whether such actions would generate the expected liquidity as currently planned.

Note 4 - DISCONTINUED OPERATIONS AND DISPOSITION

On December 14, 2020, the Company entered into a share purchase agreement (the “Agreement”) with Haiyan Huang, Feng Zhi and Yinglu Gao (the “Buyers”), pursuant to which the Company agreed to sell to the Buyers 100% equity interest in Anyi Network including its subsidiaries, in exchange for a total consideration of $8,000,000, payable in the form of canceling 475,000 ordinary shares of the Company held by the Buyers, valued at $16.00 per share, and payment of $400,000 in cash (the “Cash Consideration”). The Buyers are former shareholders of Anyi Network. and there is no affiliation between the Buyers and the Company. The Buyers entered into a promissory note (the “Promissory Note”), pursuant to which the Buyers agreed to pay the Cash Consideration to the Company on or prior to June 30, 2021. The Company received $400,000 in July 2021.

On December 14, 2020, the AGM Shares were duly cancelled pursuant to the Agreement. On December 20, 2020, the Buyers amended the register of members of Anyi Network Inc. with the Cayman Islands corporate registry.

Pursuant to ASC Topic 205-20, Presentation of Financial Statements - Discontinued Operations, the results of operations for the six months ended June 30, 2020from Anyi Network have been classified to loss from discontinued operations line on the accompanying consolidated statements of operations and comprehensive loss presented herein. No assets and liabilities of discontinued operation as of June 30, 2021 and December 31, 2020.

The summarized operating result of discontinued operations included in the Company’s unaudited consolidated statements of operations consist of the following:

	For the Six Months Ended June 30,
	2021	2020
Revenues	$-	$109,363
Cost of revenues	-	89,405
Gross profit	-	19,958
Operating expenses	-	147,935
Other income, net	-	2,664
Loss before income taxes	-	125,313
Income tax expense	-	2,165
Loss from discontinued operations	-	127,478
Loss from disposal, net of taxes	-	-
Total loss from discontinued operations	$-	$127,478

Note 5 - Prepaid expenseS and OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepaid expenses, other receivables, and deposits. Prepaid expenses principally include rent prepayments and prepaid expenses. Deposits principally include license deposit and rent deposits.

As of June 30, 2021 and December 31, 2020 prepaid expenses and other current assets consisted of the following:

	June 30, 2021	December 31, 2020
Prepaid expenses	$54,606	$54,466
Note receivable (1)	400,000	400,000
Advance deposit for intent acquisition (2)	4,937,664	4,937,664
Deposits and others	23,599	28,786
Total prepaid expenses and other current assets	$5,415,869	$5,420,916

(1)	While the Company entered into the purchase Agreement with the Buyers to sell 100% equity interest in Anyi Network including its subsidiaries, the Company entered into a Promissory Note, pursuant to which the Buyers agreed to pay the Cash Consideration of $400,000 to the Company on or prior to June 30, 2021. The Company received $400,000 in July 2021.

(2)	The Company entered into a letter of intent of equity acquisition with Yushu Kingo City Real Estate Development Co., Ltd. on February 26, 2019, and made advance payments upon execution of a letter of intent for completion of due diligence of $4,937,664. On April 6, 2021, AGM Tianjin and Yushu Kingo entered into a supplement agreement to the equity transfer agreement. Pursuant to the supplement agreement, Yushu Kingo’s shareholders shall return the Advance Payment and pay an additional 10% interest to AGM Tianjin if AGM Tianjin decides not to proceed with the acquisition contemplated by the equity transfer agreement and terminate such agreement on or before October 31, 2021. If Yushu Kingo is unable to make such payment, it will transfer the titles of real properties of Yushu Kingo to AGM Tianjin, valued with a 20% discount to market price. The parties further agreed to conduct a new evaluation of Yushu Kingo’s assets and to enter into supplement agreement based on such evaluation.

The Company did not write-off other receivables for the six months ended June 30, 2021 and the year ended December 31, 2020.

Note 6 - PROPERTY AND EQUIPMENT, NET

As of June 30, 2021 and December 31, 2020, property and equipment, net consisted of the following:

	June 30, 2021	December 31, 2020
Electronic equipment	$165,926	$163,891
Office equipment	14,208	14,034
Total property and equipment	180,134	177,925
Less: accumulated depreciation	(168,130)	(158,605)
Total property and equipment, net	$12,004	$19,320

Depreciation expenses for the six months ended June 30, 2021 and 2020, were $6,803 and $15,550, respectively.

Note 7 - INTANGIBLE ASSETS, NET

As of June 30, 2021 and December 31, 2020, intangible assets, net consisted of the following:

	June 30, 2021	December 31, 2020
AGM domain names	$14,800	14,800
Total intangible assets	14,800	14,800
Less: accumulated amortization	(5,427)	(4,687)
Total intangible assets, net	9,373	10,113

For the six months ended June 30, 2021 and 2020, amortization expenses amounted to $740, respectively.

Note 8 - RELATED PARTY TRANSACTIONS

As of June 30, 2021, related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhentao Jiang	Former Director and principal shareholder
Wenjie Tang	Chief Executive Officer (“CEO”), Director, and shareholder
Bin Cao	Chairman of the Board
Yufeng Mi	Chief Technical Officer (“CTO”) and shareholder
Bin Liu	Former Chief Risk Officer (“CRO”)
Guofu Zhang	Former Chief Financial Officer (“CFO”)
Chengchun Zhang	Former Chief Operational Officer (“COO”) and principal shareholder
IIG Ltd.	Company under common control of Zhentao Jiang, dissolved in November 2019
Firebull Holdings Limited	Company under common control of Wenjie Tang and Bin Cao
Nanjing Yunxinhe Software Technology Co., Ltd.	Company formerly controlled by Zhentao Jiang, dissolved in April 2020
Beijing Maiteke Technology Co., Ltd.	Company where Wenjie Tang assumed a key management position
Northnew Management Limited	Company under common control of Zhentao Jiang prior to June 2020

Due to (from) related parties

The Company mainly finance its operations through proceeds borrowed from related parties. As of June 30, 2021 and December 31, 2020, due to related parties consisted the following:

	June 30, 2021	December 31, 2020
Zhentao Jiang	$906,894	$712,485
Wenjie Tang	(78,815)	(116,610)
Yufeng Mi	1,975	1,951
Total due to related parties	$830,054	$597,826

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These amounts are interest free, unsecured and repayable on demand.

From time to time, the Company borrowed $152,454 from related parties and repaid $9,707 to related parties in the six ended June 30, 2021, but none borrowed or repaid to related parties in the six months ended June 30, 2020.

Note 9 - SEGMENT INFORMATION

The Company disaggregated its revenues into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Company derives revenue from the sale of the following two items: (1) packaged software products; (2) technical support plans; and (3) software customization services.

All of the Company’s long-lived assets are located in China. The Company and its subsidiaries do not have long-lived assets in the United States for the reporting periods.

Revenues from products and services, and gross profit are as follows:

	For the Six Months Ended June 30,
	2021	2020
Segment revenue:
Technical support plans	$-	$8,449
Software customization services	-	-
Total revenue from continuing operations	-	8,449
Total revenue from discontinued operations	$-	$109,363
Gross profit	$-	$(11,300)

Note 10 - OPERATING LEASE

The Company occupies its facilities of AGM Beijing under operating leases since 2021. The estimated effect of lease renewal and termination options, as applicable, was included in the consolidated financial statements in current period.

Upon adoption of ASC842, the right-of-use assets recognized at transaction was reduced by the carrying amount of the sublease liability in the total amount of $99,041 as a transition adjustment. As of June 30, 2021, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of $53,625 and $25,624, and the corresponding net operating lease right-of-use assets of $79,249.

Supplemental information related to operating leases for the six months ended June 30, 2021:

For the Six Months Ended June 30, 2021

Weighted-average remaining lease term of operating leases	1.6 years

Weighted-average discount rate of operating leases	5.22%

The following table summarizes the maturity of our operating lease liabilities as of June 30, 2021:

Operating Leases
Remainder of Year of 2021	$26,016
Year of 2022	56,368
Year of 2023	-
Year of 2024	-
Year of 2025	-
Thereafter	-
Total lease payments	$82,384
Less: imputed interest	3,135
Present value of operating lease liabilities	79,249
Less: current obligation	53,625
Long-term obligation on June 30, 2021	$25,624

Note 11 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and trade accounts receivable. the Company place our cash with high credit quality financial institutions in Singapore, Hongkong and China. As of June 30, 2021 and December 31, 2020, we had $148,605 and $148,747 of cash balance held in China banks, respectively. China banks protect consumers against loss if their bank or thrift institution fails, and each of our bank accounts is insured up to RMB500,000 (approximately $77,000). As a result, cash held in China financial institutions of $22,040 and $69,219 are not insured as of June 30, 2021 and December 31, 2020. We have not experienced any losses in such accounts through June 30, 2021. Our cash position by geographic area was as follows:

Country:	June 30, 2021		December 31, 2020
Singapore	$278,340	60%	$244,646	37%
China (Hongkong)	34,065	8%	271,212	41%
China (Mainland)	148,605	32%	148,747	22%
Total cash and cash equivalents	$461,010	100%	$664,605	100%

Almost all of our sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, we believe that the concentration of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. We also perform ongoing credit evaluations of our customers to help further reduce potential credit risk.

Customers

For the six months ended June 30, 2021 and 2020, customers accounting for 10% or more of the Company’s revenues were as follows:

	For the Six Months Ended December 31,
Customers	2021	2020
A	-	100%

As of June 30, 2021 and December 31, 2020, the Company had no receivable balance from customers.

Note 12 - SUBSEQUENT EVENTS

On July 30, 2021 and August 8, 2021, AGM Holdings incorporated two wholly owned subsidiaries, AGM Defi Lab Pte Limited (“AGM Defi Lab”) in Singapore and AGM Defi Tech Limited (“AGM Defi Tech”) in Hong Kong. AGM Defi Lab and AGM Defi Tech provide software development and consulting services in Asian areas.

Since the employment agreement between the Company and Mr. Bin Cao, Chairman of the Company, expired, the Board of Director of the Company (the “Board”) approved the appointment of Chenjun Li, Co-CEO of the Company, as director and Chairman of the Board, effective September 15, 2021, until the next annual shareholder meeting or until his earlier death, resignation or removal.

In September 2021, the Company appointed Mr. Steven Yuan Ning Sim as the Chief Financial Officer after the resignation of the former Chief Financial Officer, Zhihe Yang. Mr. Sim has over 15 years of audit and financial management experience and is a member of the Association of Chartered Certified Accountants (ACCA). The appointment is for a term of one year or until his earlier death, resignation or removal.